UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 1, 2008, Atlanta Gold Inc. issued a press release “ ATLANTA GOLD INC. ANNOUNCES FURTHER RESULTS FROM 2007 SURFACE DRILLING AT ITS ATLANTA PROPERTY IN IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: William J. C. (Bill) Baird

Title:   President and CEO

Date:  May 2, 2008.

May 1, 2008

ATLANTA GOLD INC. ANNOUNCES FURTHER RESULTS FROM 2007 SURFACE DRILLING AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces results from the most recent eleven drill holes in its 2007 core and reverse circulation drilling program at its Atlanta property (“Atlanta”) in Elmore County, Idaho. The exploration program primarily tested areas outside the previously-proposed Idaho and Monarch open-pit designs; however, one of the eleven holes was drilled in the east end of the Monarch open pit design to confirm previous drill results, and one hole was drilled as an infill hole in the very west end of the Idaho open pit design.  Eight holes are infill holes in the East Extension Zone, and the remaining hole was drilled to explore an extension of a lateral vein southeast of the Atlanta Shear.  Selected assay data and surveyed parameters or plan coordinates for the most recent eleven holes received since the Company’s news release of April 1, 2008 are provided in the tables attached to this news release.

As disclosed in a news release of January 18, 2008, the Company has changed the strategic focus of its Atlanta Gold project from bulk mining, cyanide heap leaching, to combined shallow open-pits and an underground operation with an on-site milling facility with no cyanide circuit, producing both a gravity concentrate and a precious metal rich sulphide concentrate to be custom smelted.

Hole D0704W014 is a confirmation hole drilled in the east end of the previously-proposed Monarch open-pit design.  The hole was discontinued when it intersected old workings.  The high grade intercept - 5 feet (1.5 meters) of 0.381 opt (13.1 gpt) Au in the table below was at the very end of the hole, and it is comparable to the better grades in the Shear.

Hole R07427W013 was drilled in the very western end of the previously-proposed Idaho open pit design as an infill hole to try to extend the pit.  The hole intersected abundant water and clays at 200 feet (61 meters) and had to be abandoned at 260 feet (79 meters).  The last 20 feet (6.1 meters) of the hole assayed 0.0243 opt (0.83 gpt) Au, which is below the average grade of the reserve in the Idaho pit.

Drilling of the East Extension Zone, which is immediately east of the previously-proposed Monarch pit design, was planned in early 2007 to evaluate the potential for a near-surface expansion of the Monarch open pit design and drill results were expected to yield grades that would be potentially open-pit mineable and suitable for heap-leach processing.  The table below contains two-infill holes with the best assays in these recent results.  Hole R0720E010 contains 15 feet (4.6 meters) averaging 0.1313 opt (4.50 gpt) Au and hole R0722E009 has 19 feet (5.8 meters) averaging 0.1276 opt (4.37 gpt) Au.  Although holes R0720E010 and R0722E009 have similar intervals of gold mineralization the collar for hole R0720E010 is 192 feet (58.5 meters) west and 333 feet (101.5 meters) south of the collar for hole R0722E009.  Both holes are drilled on azimuths of 150 degrees at inclinations of (-) 45 degrees.  They appear to be penetrations of the same zone of mineralization showing continuity down dip and along strike. These results increase the potential of expanding the East Extension Zone.

Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width* (Feet)	Assay (opt Au)	True Width* (Meters)	Assay (gpt Au)
R0720E010(1)	145.0	165.0	20.0	15.0	0.1313	4.57	4.502
R0722E009(2)	120.0	145.0	25.0	18.8	0.1276	5.73	4.375
D0704W014(3)	153.5	192.5	39.0	31.2	0.1033	9.51	3.542

* True widths are estimates based on current available data and may be subject to change.

(1)

Includes 5.0 feet (1.5 meters) of 0.226 opt Au (7.749 gpt Au)

(2)

Includes 5.0 feet (1.5 meters) of 0.324 opt Au (11.109 gpt Au)

(3)

Includes 5.0 feet (1.5 meters) of 0.381 opt Au (13.063 gpt Au)

A table showing the 2007 surface drilling results to date as well as additional information on Atlanta will be available on the Company's website at http://www.atgoldinc.com

The East Extension Zone has a strike length of approximately 1,608 feet (490 meters) from the east wall of the Monarch pit design to the bounding fault at its eastern end.  It is open at depth and may require additional infill surface drilling.  Data received to date indicate an expansion of the previously-proposed Monarch open-pit design eastward is likely.  Mine design engineering to quantify this resource will be undertaken in late 2008.

The exploration hole, R07287W011, on the Minerva lateral vein intersected approximately 21 feet (6.4 meters) averaging 0.0367 opt (1.23 gpt) Au.  This result is similar to the assays in hole R07293W012 (previously announced in a news release dated April 1, 2008), which is up dip of R07287W011.  These grades are comparable to other drill intercepts of lateral veins away from the Shear.  The holes are significant in that they confirm that the veins have continuity down dip and extend a significant distance from the Shear. Elsewhere on the Atlanta property (splays off the Shear Zone), there are numerous target areas which supported historic underground mining operations. There has only been limited exploration of those targets using modern exploration methods.

Quality Control and Assurance

Drill samples were handled and assayed in accordance with NI 43-101 standards.  Assaying was done by Chris Christopherson, Inc., an Umpire laboratory for major mining companies, which is based in Kellogg, Idaho, and American Assay Laboratories, Inc. (“AAL”), in Sparks, Nevada.  AAL is a well known international lab that has operated in Nevada for more than 20 years. Samples were 30-gram fire assays of whole NQ-sized core (1⅞ inches in diameter), and reverse circulation cuttings.

Qualified Person

The Atlanta drill program was managed and supervised by William L. (Bill) Josey; the Company’s Chief Geologist and designated “Qualified Person” under NI 43-101. Mr. Josey is a registered professional geologist in the State of Arizona. Information of a technical nature in this news release regarding Atlanta has been reviewed by Mr. Josey.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises approximately 2,081 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com

2007 Surface Drilling Program – Table of Selected Assay Data For the most recent eleven drill holes as of May 1, 2008 Atlanta Gold Property
Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width (Feet)*	Assay (opt Au)	True Width (Meters)*	Assay (gpt Au)	Location
D07175E010	191.5	203.0	11.5	8.6	0.0323	2.62	1.107	East Extension
D07225E011	83.5	93.5	10.0	7.5	0.0335	2.29	1.149	East Extension
	119.5	129.5	10.0	7.5	0.0395	2.29	1.354
	144.5	158.0	13.5	10.1	0.0226	3.08	0.775
D0704W014	22.0	40.5	18.5	14.8	0.0365	4.51	1.251	East Monarch
	125.0	150.0	25.0	20.0	0.0279	6.10	0.957
	153.5	192.5	39.0	31.2	0.1033	9.51	3.542
R0722E009	65.0	100.0	35.0	26.3	0.0263	8.02	0.902	East Extension
	120.0	145.0	25.0	18.8	0.1276	5.73	4.375
	280.0	300.0	20.0	15.0	0.0380	4.57	1.303
	345.0	385.0	40.0	30.0	0.0513	9.14	1.759
R0720E010	000.0	010.0	10.0	7.5	0.0345	2.29	1.183	East Extension
	145.0	165.0	20.0	15.0	0.1313	4.57	4.502
	220.0	235.0	15.0	11.2	0.0187	3.41	0.641
	250.0	260.0	10.0	7.5	0.0160	2.29	0.549
R07287W011	200.0	230.0	30.0	21.0	0.0367	6.40	1.259	Minerva
R07427W013	240.0	260.0	20.0	12.0	0.0243	3.66	0.833	West Idaho
R07225E016	65.0	110.0	45.0	33.8	0.0259	10.30	0.888	East Extension
	120.0	135.0	15.0	11.3	0.0290	3.44	0.994
	180.0	190.0	10.0	7.5	0.0605	2.29	2.074
R0709E004	Less than 0.015 opt Au cutoff.							East Extension
R0715E018	Less than 0.015 opt Au cutoff.							East Extension
R0725E001	10.0	65.0	55.0	41.3	0.0270	12.59	0.926	East Extension
	180.0	190.0	10.0	7.5	0.0260	2.29	0.891

 * True widths are estimates based on current available data and may be subject to change.

2007 Surface Drilling Program – Table of Surveyed Parameters or Plan Coordinates For the most recent eleven drill holes as of May 1, 2008 Atlanta Gold Property
Hole Identification	Total Depth (Feet)	Mine Grid North* (Feet)	Mine Grid East* (Feet)	Elevation ASL (Feet)	Azimuth (Degrees)	Incline / Dip (Degrees)
D07175E010	222.0	233.34	1,759.25	6,699.90	150.0	-45
D07225E011**	170.0	350.00	2,250.00	6,530.00	150.0	-45
D0704W014**	192.0	207.00	400.00	7,090.00	150.0	-35
R0722E009	450.0	430.10	2,194.20	6,500.43	150.0	-45
R0720E010	350.0	97.18	2,001.96	6,692.41	150.0	-45
R07287W011	360.0	-1,146.91	2,881.43	6,921.03	195.0	-55
R07427W013**	260.0	-90.00	-4,200.00	6,770.00	330.0	-65
R07225E016**	300.0	355.00	2,255.00	6,530.00	150.0	-45
R0709E004	90.0	94.64	899.39	7,041.28	150.0	-55
R0715E018**	70.0	395.00	1,500.00	6,774.00	150.0	-45
R0725E001	200.0	269.03	2,412.15	6,477.38	330.0	-45

* Northing and Easting coordinates in feet are based on a local Mine Grid.

** Plan Coordinates – collars not surveyed